MANAGEMENT DISCUSSION AND ANALYSIS

For the NINE-MONTH PERIOD ENDED JULY 31, 2008

World Ventures Inc.
102 Piper Crescent
Nanaimo, British Columbia
Canada
V9T 3G3

Tel:           (250) 756-0291
Fax:         (250) 756-0298
E-Mail:    ir@worldventuresinc.com
Web:         www.worldventuresinc.com

TO OUR SHAREHOLDERS

Prices for gold and base metals have retreated to some extent in recent months but the trends for both metals on a long-term basis seem sound. Our company is essentially a gold-oriented exploration and development unit with the continued focus on adding to its gold assets.  As the inflation situation in much of the world progresses to higher and higher levels, gold remains a hedge against this erosion of paper assets.

Copper is a fundamental commodity in the evolving societies of India and Asia and while short-term prices may fluctuate, the long-term outlook is strong. We believe that this will maintain a strong mining economy in the long term.  Demand for both tungsten and molybdenum  remain strong, auguring well for the success of Sultan Minerals’ continued exploration on the Jersey-Emerald property on which World Ventures Inc holds a net smelter royalty interest.  A scoping study was recently completed on this project and an aggressive approach by Sultan is being maintained.

 The Company continues seek joint venture and equity funding to advance all of the properties, and to this end has entertained several avenues and proposals for each of the Company’s projects.   A recent private placement was done to provide working capital and clear some debt obligations.

The Company continues to evaluate property submittals for possible participation, and is actively seeking additional opportunities for mineral exploration and production in areas of easy access and favourable political climate. Development of shareholder value continues to be our objective.

Stewart A. Jackson
President, Chief Executive Officer
World Venture Inc.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2008

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2008

1.1	Date

This discussion date September 11, 2008 is intended to assist readers with a better understanding and evaluation World Ventures Inc.’s (“WVI” or the “Company”) history, business environment, strategies, performance and risk factors as well as the financial condition and operations for the Third Quarter and the Nine-Month Period Ended July 31, 2008. The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with the financial statements and related notes thereto for the third quarter and the Nine-Month Period Ended July 31, 2008, the Director’s Report to Shareholders, and other management discussion included in the Company’s Quarterly Report. The information in this report includes information available to September 11, 2008. Except where otherwise noted, all dollar amounts are stated in Canadian dollars. The data included was prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Please also refer to the Company’s financial statements and notes for further information. Further financial information regarding the World Ventures Inc. is available at www.sedar.com and at www.sec.gov/edgar.shtml

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. These statements involve risks and uncertainties, are based on assumptions and estimates, and therefore actual results may differ materially from those expressed or implied by World Ventures Inc. Factors which may cause such differences include, but are not limited to, general economic and market conditions including interest and foreign exchange rates, investment performance, global and domestic financial markets, the competitive industry environment, legislative and regulatory changes, technological developments, catastrophic events and other business risks.  The reader is cautioned against undue reliance on these forward-looking statements. Certain totals, subtotals and percentages may not reconcile due to rounding.

Management is responsible for the preparation and integrity of the financial statements including, the maintenance of appropriate information systems, procedures and internal controls, and to ensure that the financial information used internally or disclosed externally, including financial statements and MD&A is complete and reliable.

1.2           Overall Performance

Business and Corporate History

World Ventures Inc (formerly Nu-Dawn Resources Inc.) was incorporated on October 3, 1980 by registration of its Memorandum and Articles under the Company Act of the Province of British Columbia and has its head office in Nanaimo, British Columbia. The Company is an exploration stage company. Since its formation, the Company has been actively engaged primarily in the acquisition, and exploration of mineral properties. The Company currently holds resource properties in Canada, United States of America, Costa Rica, and Panama and intends to seek and acquire additional properties worthy of exploration and development.

The Company’s investment and expenditure on exploration properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in those assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

Exploration and development requires significant amounts of capital and even when funded, the outcome is dependent on finding sufficient quantities and grades of minerals, permitting the project, and dealing with various stakeholder groups. This process takes time, and many factors including commodity prices, political and economic conditions may change, affecting the viability of the property.

The Company’s industry is highly uncertain and risky by its very nature.  Success is dependant on number of factors including the knowledge and expertise of its management and employees and their ability to identify and advance attractive exploration projects.  The Company is fortunate to have attracted highly qualified individuals with vast   profession experience in exploration, development of metal deposits in all facets of mining industry.  The Company’s management has a superior and successful career track record with a number of exploration projects.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2008

1.2           Overall Performance (continued)

Business and Corporate History (continued)

The key determinants of the Company’s operating results are as follows:

(a)	the state of capital markets, which affects the ability of the Company to finance its exploration activities;
(b)	the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties;
(c)	market prices for gold, copper, diamonds, silver, lead, molybdenum, tungsten, iron and zinc;
(d)	ability to attract and hold knowledgeable, expert, experienced management and employees;
(e)	continued regulatory standard changes which increase the complexity and length of processes and increased cost associated;
(f)	foreign properties are at risk of changes in regulations or shifts in political attitudes within foreign countries;
(g)	intense competition of the mining industry in all phases affects the acquisition of suitable properties for exploration in the future

The Company reported financial results for the third quarter and the Nine-Month Period Ended July 31, 2008 with a net loss of $217,391 reflective of the significant increased activity of the Company. Comparatively, the Company reported a net loss of $ 109,588 for the Third quarter and the Nine-Month Period Ended July 31, 2007. As at July 31, 2008 the Company had a cash position of $4,747 compared with July 31, 2007cash position of $201,938 compared to $115,463 as at July 31, 2006. As at July 31, 2008 the Company reported a working capital deficiency of $360,683 and for July 31, 2007, the Company reported a working capital deficiency of $46,096. The net working capital is not sufficient for the Company’s present requirements. The Company has continued to provide capital through equity financing and proposes to meet any further working capital requirements through equity financings on acceptable terms in order to enable us to complete any plan of operation.

In the current period ended July 31, 2008 the Company continued to incur general and administrative expenses consistent with the previous 12 months. The Company incurred expenditures for the Lapon Canyon - Nevada Project consistent with the same 12-month period in the previous year. In additional the Company incurred expenditures for the Crystal Springs – Saskatchewan, the Triton – Ontario and Gladiator – Arizona properties. Total expenditures for all resource properties for the current Three-month period total $42,320 compared with the three-month period ended July 31, 2007 of $18,084 and for October 31, 2007 year total of $107,291. Compared with total resource expenditures for fiscal year 2006 of $60,414 and total resource expenditures of $108,328 for 2005 fiscal year.

Financial results for the year of 2005 the Company reported a net loss of $467,969 and for the year 2007a net loss of $320,473. A significant change was made in accounting policy effective November 1, 2003, per the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, for Stock-based compensation and other stock-based payments. In accordance with the CICA policy the Company has accounted for stock options granted to directors, employees and consultants using the fair market value method. As a result of the preceding, the Company has recognized $289,341in stock-based compensation in the 2005 years net loss, and an additional $33,712, which was charged to the opening deficit and in 2007, $171,470 of stock-based compensation. The Company has not recorded stock-based compensation in the period ended July 31, 2008.

Annualized fiscal expenses for 2007, 2006, and, and 2005 are comparative across all categories. Noted increases are in Accounting and Administration with $47,323 in 2007 compared to $28,403 in 2006 and $12,356 in 2005 as result of increase costs of overall administration; a decrease in Travel and Promotion with $25,547 in 2007 compared to $45,252 in 2006 and $97,587 in 2005. In 2007 consulting fees paid were $4,500 compared to $2,000 in 2006, and $13,444 in 2005. No Corporate capital taxes were paid during 2007, 2006 or 2005. Revenues remained unchanged at $0 in 2007, 2006, and 2005, reflective of the nature of a mining exploration company. (Please review 1.3 Selected Annual Information and 1.5 Summary of Quarterly Results.)

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2008

1.2           Overall Performance (continued)

Projects and Recent Developments

Triton Property, McMurchy Township, Shining Tree Mining District, Ontario, Canada
Potential Mineral Commodity: Gold

Historically the Company held a 50% interest in a joint-venture basis with Greater Temagami Mines Ltd. (“Temagami”), an unaffiliated corporation, in five unsurveyed mining claims in the Shiningtree area of the Larder Lake mining division, Ontario, Canada. In 2004, the Company acquired an additional 50% interest in the Triton property from Temagami Mines Ltd., subject to a 1% royalty payable to Teck-Cominco Limited (Temagami being a wholly-owned subsidiary). World Ventures Inc. had entered into a letter of intent with Starfire Minerals Inc., whereby Starfire could earn a 50% interest in the Triton Property by providing exploration expenditures of $500,000 over a five-year period. Under this agreement World Ventures Inc. would not have committed any funds to this project until Starfire Minerals Inc. earned a 50% interest. In addition, World Ventures Inc. would have received 200,000 common shares of Starfire Minerals Inc. upon finalization of the agreement.

Starfire Minerals Inc. informed the Company that they had carried out a ground magnetometer and electromagnetic survey on the Triton property. Starfire Minerals Inc. further advised the Company that approximately 800 acres of mining claims had been added to the Triton property. These additional claims have since lapsed. On July 18th, 2005 the Company announced that Starfire Minerals Inc. had relinquished its right to earn 50% interest in the property. In November 2005, the Company carried out an E-M survey on the Triton Property to cover assessment work obligations. In late 2007, the Company conduced additional surface sampling of vein structures, largely for assessment work purposes to maintain the claims in good standing.

The Company plans to conduct additional geological mapping, geophysical exploration, and sampling of surface gold showings. Subject to financing, this will be followed by additional drilling to complement that conducted by Teck-Cominco Limited in 1985 – 1988. Future work will also include dewatering of the previous workings and resampling the quartz vein exposures to confirm gold values that are contained within historical reports.  These gold values, as shown on historical documents, extend throughout the 110-foot shaft, and 145 feet of lateral workings at the 100-foot depth. These data precede NI 43-101, have not been confirmed and cannot be relied upon. The Company does not have a schedule for the above noted anticipated work, except for sufficient expenditures to maintain annual assessment work requirements on the mineral claims. Expenditures for 2007 total $2,172 and $2,000 in 2006. There were no expenditures by the Company for this property in2005.

Kootenay Property, near Salmo, British Columbia, Canada
Potential Mineral Commodities: Molybdenum, Tungsten, Lead, Zinc, Gold, Silver and Copper

The Jersey-EmeraId Property in the Nelson Mining Division, Kootenay Region of British Columbia, Canada is a former producer of lead-zinc and tungsten.  The Company retained a 1.5% net smelter return royalty when it sold the property some years ago during a period of depressed metal prices.  Since 1995 Sultan Minerals Inc. (“Sultan”) of Vancouver, British Columbia, Canada, the current owner of the property has conducted exploration on the molybdenum, tungsten, lead and zinc potential of the property.

Sultan has released a series of updates on the status of the molybdenum, tungsten, and lead-zinc evaluation programs. An estimate for resources for each of molybdenum and tungsten has been prepared for the modest tonnage higher-grade portions of the deposits.  Additional evaluation continues of the potential for much larger bulk tonnages of tungsten, molybdenum and gold.  Sultan is also in the process of reviewing the resource potential of the lead and zinc mineralization remaining in and adjacent to the mine workings from previous production episodes.

On January 31, 2007, Sultan reported that they have commissioned Wardrop Engineering Inc. to undertake a Scoping Study, expected to be completed in April 2007, to assist Sultan in directing the future development of the Jersey-Emerald Property. A status report on the property, which summarizes current activity on the property, was released by Sultan Minerals Inc. on October 29, 2007. An excerpt from that press release reads as follows:

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2008

1.2           Overall Performance (continued)

Projects and Recent Developments

Kootenay Property, near Salmo, British Columbia, Canada (continued)
Potential Mineral Commodities: Molybdenum, Tungsten, Lead, Zinc, Gold, Silver and Copper

“The 2007 work program budgeted for $2,000,000 is underway on the Jersey-Emerald property and includes the following:

1.
40,000 feet of surface and underground diamond drilling to test the East Emerald Tungsten Zone, the East Dodger Tungsten Zone and the Dodger Molybdenum Zone. Diamond drilling and surface trenching are also testing extensions to the historic Jersey lead-zinc deposit.

2.	A preliminary scoping study to determine the economic parameters for a mining plan to develop the existing tungsten resource was successfully completed in May (see Press Release of May 23, 2007).

3.	Metallurgical testing of tungsten and molybdenum ore composites.

4.	Researching historic mine records, and entering historic diamond drill logs and assays into a digital mine model.

5.	Undertaking an environmental baseline study in order to expedite future development plans.

6.	Underground surveying of the historic Jersey lead-zinc workings in preparation for an evaluation of the remaining drilled out lead-zinc resource.

7.	Rehabilitating underground workings in preparation for a winter underground drill program.

Diamond drilling is currently continuing on the property and 61 drill holes, 19 underground and 42 surface holes, have now been completed in the Company's planned 2007, 40,000 ft, drill program. Assays have been received and reported for the initial 19 underground holes which investigated the East Dodger tungsten and molybdenum zones (refer to Press Release of June 6, 2007 and July 18, 2007). The surface drill program has targeted extension to the Jersey lead-zinc deposit (refer to Press Release of September 24, 2007), the East Emerald Tungsten Zone, and the Dodger Tungsten Zone. Samples from the initial Nine holes from this round of surface drilling were shipped to Acme Labs Ltd in mid-September and assays are anticipated shortly. Drill logs and assays for an additional 200 drill holes in the Emerald Tungsten Deposit have been entered into the digital data base for the mine in the ongoing compilation of the historic mine records. This completes the drill hole data base for this historic mine and will allow the company to complete a resource evaluation for this deposit.” The Company monitors the exploration activity on the property to track the evolving potential value of the royalty interest. Sultan continues to drill on several zones on the property and issues press releases on a regular basis. Press releases are available on Sultan Minerals website at www.sultanminerals.com.

Crystal Springs Property, Central Saskatchewan, Canada
Potential Mineral Commodities: Diamonds, Gold, Copper and Iron

The Company acquired mineral rights covering over 57,000 acres (23,700 hectares) in the Crystal Springs area, near Fort a la Corne, Saskatchewan, Canada. This large tract of land prospective for diamonds, gold, copper and iron, is held in part as private land mineral rights and in part as Saskatchewan Mineral Claims.

This large holding lies to the south of a regional diamond exploration play in the vicinity of Fort a la Corne. Diamond exploration began in the late 1980’s and has accelerated recently. Numerous diamondiferous kimberlite pipes have been discovered with the Star Kimberlite being the most prominent, currently undergoing underground testing by Shore Gold Inc.

The Company’s land position was acquired based on results of a preliminary investigation carried out in the area by the Company in 1995 and 1996. The exploration targets are of two types; one being the kimberlite pipes that may be present, the other being gold-copper bearing iron formations in the underlying Precambrian basement, as outlined by an airborne magnetic survey conducted by the Company in 1995.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2008

1.2           Overall Performance (continued)

Projects and Recent Developments (continued)

Crystal Springs Property, Central Saskatchewan, Canada
Potential Mineral Commodities: Diamonds, Gold, Copper and Iron

Subject to the availability of funds, the Company will drill test geophysical anomalies for the presence of diamondiferous pipes extending to or near the surface through overlying younger Paleozoic rocks, and for gold and copper in the iron formations in the older underlying Precambrian basement rocks.

Of the 57,000 acres, approximately 640 acres are private minerals rights of Mrs. M. Lanctot and Mr. A Lanctot. The Company entered into a lease purchase agreement dated July 1, 2005 with Mrs. M. Lanctot and Mr. A. Lanctot ("Lanctots") to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada (“Crystal Springs Property”).   The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement on, March 31, 2006 and an annual sum of $4,000 for a total of $38,000. The Company has an option to purchase the 640-acre Crystal Springs Property upon commercial development. Upon commencing mining operations on the Property, the Company will pay Lanctots a production royalty equal to 5% of net profits and $4,000 per annum. Expenditures for 2007 were $4,000 and in 2006 total $12,732. There were no expenditures for this property in 2005.

The Saskatchewan Mineral Claims require the expenditure of $12 per hectare for years starting 2-10 to maintain Mineral Claims in good standing. The Company is actively reviewing financing and funding alternatives for this project.

Lapon Canyon Property, Mineral County Nevada, near Reno Nevada, United States
Potential Mineral Commodities: Gold and Silver

The property covers a gold-bearing complex vein structure that has had minor historical production from two mine adit levels with additional exploration on a third adit level.

The Company entered into a Lease Purchase Agreement dated June 6, 2002 with Mr. Donald B. Potts ("Potts") to acquire the right to explore, develop and mine the property located in Mineral County, Nevada, USA (the "Property"). The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property. Upon commencing production of valuable minerals from the property, the Company shall pay Potts a royalty on production equal to 4% of net smelter returns.

Pursuant to a Letter Agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of $US 11,000 which includes the royalty payment due on June 6, 2002. Subsequent to the Company’s October 31, 2006 year-end, the Company and Potts amended the Lease Purchase Agreement with an Amendment Agreement Letter dated January 16, 2007. The Amendment Agreement Letter amended the Term of the Lease to automatically extend the lease for an additional 5 years to June 6, 2012 and a minor amendment to the Minimum Royalties Payments.

The amended Minimum Royalty payment schedule is as follows:

Payment Period	Amount Monthly US$
(i) July 6, 2002 through February 6, 2003(paid)	$1,000
(ii) March 6, 2003 through November 6, 2003(paid)	$1,500
(iii) December 6, 2003 through August 6, 2004(paid)	$2,000
(iv) September 6, 2004 through May 4, 2005(paid)	$2,500
(v) June 6, 2005 through February 6, 2006(paid)	$3,000
(vi) March 6, 2006 through November 6, 2006(paid)	$3,500
(vii) December 6, 2006 through August 6, 2007(paid)	$4,000
(viii) September 6, 2007 through the 6th day of each month thereafter (paid to September 2008)	$4,500

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2008

1.2           Overall Performance (continued)

Projects and Recent Developments (continued)

Lapon Canyon Property, Mineral County Nevada, near Reno Nevada, United States
Potential Mineral Commodities: Gold and Silver (continued)

Potts granted the Company the exclusive right and option to purchase the Property for US$ 1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease. Upon exercise of this option by the Company, Potts shall transfer the property to the Company with a reserved royalty on production equal to 0.5% of net smelter returns.

J. H. Montgomery, Ph.D., P. Eng. and N. Barr, B. Sc., the Company’s Consultants recommend that a US$ 1 million dollar exploration program be carried out on the Company’s Lapon Canyon gold project. On July 31st, 2004 the Company applied to the Regional Office of The Bureau of Land Management for permits to carry out its exploration program and received approval for the permits on September 16th, 2004. The Company is required to post a reclamation bond in the amount of $2,500 US.

The Company plans to re-open the old workings on the property, resample the gold-bearing structures and then conduct an exploration program.  The exploration program is expected to include drill testing and, if warranted extending the lowermost tunnel to evaluate the potential of the structure in three directions, updip, downdip, and on strike. If warranted the lowermost tunnel will be extended to achieve three objections: 1) the verification of mineralization on strike 2) bulk sampling of the gold mineralization and 3) to create working areas to allow drill testing both updip and downdip.

Expenditures to date on the property total $460,295, $57,820 for the nine-month period ended July 31, 2008 ($92,490 for 2007) including lease obligations, preliminary and on-going evaluation costs, and the costs of an independent NI 43-101report.  These expenditures are preliminary to a proposed $100,000-300,000 initial on-site work program. Additional work is subject to availability of financing. Increased precious metal prices during 2007 have stimulated industry interest regarding the property.

Gladiator, Arizona, United States

The Company entered into an option agreement on January 14, 2000 with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona Inc. has title to 170 acres within the Prescott National Forest in the State of Arizona. The option expired January 14, 2002; however, as part of the original agreement, the Company agreed to pay any property tax balance outstanding during the option period. During 2004, the Company paid the outstanding arrears taxes of $5,549 relating to the option period.  There were no expenditures by the Company for this property in 2006 or 2005. The Company entered into a letter of intent to purchase the outstanding and issued common shares of Nor-Quest Arizona Inc. on April 11, 2007, the letter is exercisable until March 31, 2008. The Company incurred costs of $8,630 for the 2007 fiscal year

Guanacaste, Costa Rica

Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US $100,000 per year, whichever is greater.  This royalty has been waived indefinitely until the commencement of production. Finder’s fees of $22,500 have been included in the cost of resource properties. The Company wrote down the property ($395,496) during 2003 and as at October 31, 2007 the Company is holding the rights for future use. There were no expenditures by the Company for this property in 2007, 2006 or 2005. The Company monitors mineral exploration in Costa Rica.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2008

1.2           Overall Performance (continued)

Projects and Recent Developments (continued)

Pan-Oro, Panama

During 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama.  The agreement has not yet been concluded and regulatory approval remains outstanding.  During 2001, the Company decided to write-down its investment in this property to a nominal carrying value.  The Company still retains the right to resume exploration on this property.  The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation. As at October 31, 2007, the Company is not actively conducting exploration in Panama. There were no expenditures by the Company for this property in 2007, 2006 or 2005. The Company abandoned its rights in Panama during the fiscal year and has written off the carrying value of the investment.

1.3           Selected Annual Information

The following selected financial information is derived from the audited financial statements for the period ended July 31, 2008 and years ended October 31, 2007, 2006, and 2005, of the Company as prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The Company has included in the consolidated financial statements reconciliation between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles. The reconciliation and explanation of the differences are in Note 12 of the Company’s financial statements, pages 18 through 21. For more detailed information, refer to the Company’s audited Financial Statements.

	July 31, 2008	October 31, 2007	October 31, 2006	October 31, 2005
Net sales or total revenues	$Nil	$Nil	$Nil	$Nil
Income (loss) before discontinued items or extraordinary items	$(217,391)	$(320,473)	$(152,320)	$(467,969)
Income (loss) before discontinued items or extraordinary items:
- per share undiluted	(0.00)	(0.02)	(0.01)	(0.04)
- per share diluted	(0.00)	(0.02)	(0.01)	(0.04)
Net Income (loss)	$(217,391)	$(320,473)	$(152,320)	$(467,969)
Net Income (loss) before discontinued items or extraordinary items:
- per share undiluted	(0.01)	(0.02)	(0.01)	(0.04)
- per share diluted	(0.01)	(0.02)	(0.01)	(0.04)
Total Assets	$521,214	$564,608	$345,789	$275,130
Total Long-term Debt	$Nil	$Nil	$Nil	$Nil
Cash dividends declared: $ per share	$Nil	$Nil	$Nil	$Nil

The growth in total assets for the year ended October 31, 2007 is primarily the result of capitalized exploration expenditures incurred during the year and an increase in cash and cash equivalents from private placements. Financial results for the year of 2005 the Company reported a net loss of $467,969 including a significant change in accounting policy effective November 1, 2003, per the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, for Stock-based compensation and other stock-based payments. In accordance with the CICA policy the Company has accounted for stock options granted to directors, employees and consultants using the fair market value method. As a result the preceding the Company has recognized in 2007 $171,470 stock-based compensation and in 2005 - $289,341 stock-based compensation, and an additional $33,712, which was charged to the opening deficit in the previous years.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2008

1.4           Results of Operations

The Company’s consolidated financial statements for the nine-month period ended July 31, 2008 and year ended October 31, 2007 with comparatives have been prepared in accordance with Canadian Generally Accepted accounting principles. The Company’s financial reporting is in Canadian dollars. The Company has included in the consolidated financial statements reconciliation between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles. The reconciliation and explanation of the differences are in Note 12, pages 18 through 21.

Differences in income (losses) by the Company in the various periods are caused entirely by variations in the amounts that the Company incurred in its day-to-day operations and, primarily in raising funds or conducting exploration work on its Lapon Canyon-Nevada Property, Triton-Ontario Property, and Crystal Springs-Saskatchewan Property.

The Lapon Canyon, Nevada Property is a gold-bearing vein structure with historical exploration and minor production on three levels Proposed exploration consisting of opening, re-examining, sampling, and drilling of extensions has not been started to date.

The Triton, Ontario Property is a gold-bearing vein structure with an exploration shaft to over 100-feet and some diamond drill intersections both below and lateral to the old workings.  Re-examination of the old workings and drilling for possible extension of the known mineralization has not been initiated. Surface sampling of known vein structures was carried out in late 2007sufficient for assessment purposes.

The Crystal Springs, Saskatchewan diamond gold exploration target was acquired during the 2006 year.  The required airborne geophysical surveys, drill testing for possible diamond pipes, and drill testing for potential gold-copper-iron targets in the basement rock have not yet been imitated.  Monitoring of diamond exploration activity within the kimberlite field to the north continually evaluates the region for exploration potential.

The Kootenay (Jersey-Emerald) Property royalty interest covers production from the several potential targets. An extensive program by Sultan Minerals Inc., the current owner of property is ongoing and is monitored on continued basis.

As the Company is in the exploration stage of investigating, evaluating its minerals properties, revenues remained unchanged at $0 in 2008, 2007, 2006, and 2005, reflective of the nature of a mining exploration company.

In the current period ended July 31, 2008 the Company continues to incur general and administrative expenses consistent with the previous 12 months. The Company incurred expenditures for Lapon Canyon-Nevada Property have increased comparative to the same nine-month period in the previous year. In additional, the Company incurred expenditures for Crystal Springs–Saskatchewan Property and Triton–Ontario Property. Total expenditures for all resource properties for the nine-month period ended are $79,526 and $52,199 for the same period in 2007. While for the year ended October 31, 2007 total $107,291, compared to 2006 total of $60,414, and for 2005 total $108,328, and for 2004 total $86,333. Financial results for the 2007 are reflective on the continued activity of the Company with a net loss of $320,473 and in 2006 a net loss of $152,320, in 2005 net loss of $467,969, and in 2004 a net loss of $124,181.

Financial results for the years of 2007 and 2005 the Company reported a net loss of $320,473 and $467,969 respectively including a significant change in accounting policy effective November 1, 2003, per the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, for Stock-based compensation and other stock-based payments. In accordance with the CICA policy the Company has accounted for stock options granted to directors, employees and consultants using the fair market value method. As a result the preceding the Company has recognized $171,470 in 2007 and in 2005, $289,341 stock-based compensation in the years net losses, and an additional $33,712, which was charged to the opening deficit in the prior year. The Financial results for the year of 2004 were reflective of the renewed activity of the Company with a net loss of $124,181.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2008

1.4           Results of Operations (continued)

Expenses for Nine-month period ended July 31, 2008 and years ended October 31, 2007, 2006, and 2005 are comparative across all categories. Specific expenses of note during the Nine-month period ended July 31, 2008 and years ended October 31, 2007, 2006, and 2005 periods are as follows:

•	Professional fees with $31,635 for 2008 and $13,346 in 2007, $37,436 in 2006 compared to $15,768 in 2005 as result of increase costs of auditing fees;
•	Travel and Promotion with $51,963 for 2008 and $25,547 in 2007, $45,252 in 2006 compared to $97,587 in 2005, expenditures vary depending public relations expenditures;
•	Interest and Bank Charges with $733 in 2008 and for 2007 of $5,668 which increased to $8,025 in 2006, compared to $6,505 in 2005;
•	Office and sundry decreased to $7,830 from $21,882 in 2007, $7,021 in 2006 compared to $11,148 in 2005;
•	Consulting fees paid for 2008 were $56,451 and 2007 were $0 and for 2006 was $44,182 compared to $54,772 in 2005;
•	No Corporate capital taxes were paid during 2008, 2007, 2006, and 2005.
•
Included expenditures for services paid to an individual related to the President of the Company for the 2008 and 2007 quarterly periods were $3,000, and 2007 fiscal year in the amount of $12,000 ($12,000 in both 2006 and 2005 fiscal years).

•
The Company has consulting fees for period ended of $82,901 has included expenditures for consulting fees paid to officers of the Company in the 2008 and $26,451were included in resource properties.  2007 comparative period includes $28,500 and $25,000 was included in resource properties.  In 2006 year of $2,000 (2005 - $54,772)

There are no trends, commitments, events or uncertainties presently known or identifiable to management that are reasonably expected to have a material affect on the Company’s business, financial position, or results of operations. The nature of the Company’s business is the demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company intends to utilize cash on hand to meet these obligations and will continue to raise funds by equity financings as necessary to augment this cash position, as it does not have sufficient operating cash flow.

There are certain risk factors that could have material affects that are un-quantifiable at present due to the nature of the Company’s industry and other considerations as follows:

•
Exploration Development and Operating Risk – mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation, may not be able to overcome. Properties in the Company has direct of indirect interest will be subject to all the hazards and risks normally associated with exploration and development any of which could result in damage to property, and possible environmental damage. Mineral exploration involves a high degree of risk and few properties result in successful production;

•
Commodity Prices – the price of the Company’s shares, its financial results, and exploration activities have been or may in the future be, adversely affected by declines in the price of mineral commodity prices;

•	Foreign Operation Risk – properties in Costa Rica and Panama are affected by changes in regulation of shift in the political attitudes, which are beyond the control of the Company;
•
Financing and Acquisition – exploration activities require substantial additional financing. Failure to obtain financing results in delayed or postponed exploration and/or acquisition of resource properties;

•
Environmental – all phases of the Company’s exploration are subject to environmental regulation in the various jurisdictions of these resource properties. There are no assurances that future changes in environmental regulation will not adversely affect the Company;

•	Competition – the mining industry is intensely competitive industry, and the Company competes with numerous companies that have greater financial resources and technical facilities available;

2008 Third Quarter Report                Page 12

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2008

1.5           Summary of Quarterly Results

The following information is provided for each of the eight (8) most recently completed quarters of the Company. This financial information was prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and reported in Canadian dollars.

	Q3 Jul 31, 2008	Q2 Apr 30, 2008	Q1 Jan 31, 2008	Q4 Oct 31, 2007	Q3 Jul 31, 2007	Q2 Apr 30, 2007	Q1 Jan 31, 2007	Q4 Oct 31, 2006
Net sales or total revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Income (loss) before discontinued items or extraordinary items	(217,391)	(58,528)	(27,649)	(252,828)	(15,691)	(31,810)	(20,144)	(28,287)
Income (loss) before discontinued items or extraordinary items:
- per share undiluted	(0.00)	(0.00)	(0.00)	(0.02)	(0.00)	(0.00)	(0.00)	(0.01)
- per share diluted	(0.00)	(0.00)	(0.00)	(0.02)	(0.00)	(0.00)	(0.00)	(0.01)
Net Income (loss)	(217,391)	(58,528)	(27,649)	(252,828)	(15,691)	(31,810)	(20,144)	(28,287)
Net Income (loss) before discontinued items or extraordinary items:
- per share undiluted	(0.00)	(0.00)	(0.00)	(0.04)	(0.00)	(0.00)	(0.00)	(0.01)
- per share diluted	(0.00)	(0.00)	(0.00)	(0.04)	(0.00)	0.00)	(0.00)	(0.01)
Total Assets	521,214	539,662	530,377	564,608	321,989	459,824	357,410	345,789
Total Long-term Debt	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Cash dividends declared: $ per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The net loss for the fourth quarter of the fiscal 2007 was $252,828 compared to 2006 net loss of $28,779 and to the net loss of $377,620 for the same period in the fiscal in 2005.  The increase in the net loss for the fourth quarter in 2007 and 2005 was primarily due to stock-based compensation expenses of $171,470 for 2007 and $323,053 for 2005.  Compensation expenses are based on the fair value over their vesting periods using the Black Scholes option-pricing model.

1.6           Liquidity and Capital Resources

As at July 31, 2008 the Company had a cash position of $4,747 compared with July 31, 2007 cash position of $201,938 compared to $115,463 as at July 31, 2006. As at July 31, 2008 the Company reported a working capital deficiency of $356,507 and for July 31, 2007, the Company reported a working capital deficiency of $46,096. The net working capital is not sufficient for the Company’s present requirements. The Company has continued to provide capital through equity financing and proposes to meet any further working capital requirements through equity financings on acceptable terms in order to enable us to complete any plan of operation.

The financial statements have been prepared on a going concern basis which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has no revenue generating properties at this time, and has generally incurred losses since inception.

The net working capital is not sufficient for the Company’s present requirements. The Company has continued to provide capital through equity financing and proposes to meet any further working capital requirements through equity financings on acceptable terms in order to enable us to complete any plan of operations.

In February 2008, the Company completed a non-brokered private placement of 561,733 units at a purchase price of $0.09 per unit for proceeds of $50,556. Each unit is comprised of one common share and one share purchase warrant exercisable for 24 months from closing. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 per share for a period of two years from the date of issue. The Company issued the units on February 27, 2008.

2008 Third Quarter Report                Page 13

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2008

1.6           Liquidity and Capital Resources (continued)

In April 2008, the Company completed non-brokered private placements to issue 561,733 units at $0.10 per unit for proceeds of $10,000.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The Company issued the units on April 9, 2008.

In July 2007, the Company negotiated a non-brokered private placement of 825,000 common units at a purchase price of $0.20 per unit for proceeds of $165,000. Each unit is composed of one common share and one common share warrant exercisable for 24 months from date of issue at a price of $0.30. The Company issued the units on November 28, 2007.

In February 2007, the Company negotiated a non-brokered private placement of 580,000 common units at a purchase price of $0.15 per unit for proceeds of $87,000. Each unit is composed of one common share and one common share warrant exercisable for 24 months from date of issue at a price of $0.30 per warrant. The Company issued the units on July 11, 2007.

In January 2007, the Company negotiated a non-brokered private placement of 120,000 common units at a purchase price of $0.15 per unit for proceeds of $18,000. Each unit is composed of one common share and one common share warrant exercisable for 24 months from date of issue at a price of $0.30 per warrant. The Company issued the units on July 11, 2007.

In respect to above placements totalling 1,525,000 units, if the Company’s shares trade on the OTYC B:B at a price greater than or equal to $0.50 per share at any time during the trading day for a period of 10 consecutive trading days (Premium Trading Days) after which time the exercise period shall be shortened to a period of 14 calendar days commencing on that day which is the tenth Premium Trading Day.

The funding raised as noted and any additional funds raised will be used for the Company’s exploration programs located in Nevada, Ontario and Saskatchewan, if warranted, to pursue other business opportunities and for general working capital.

During 2006, the Company issued 200,000 common shares at a price of $0.20 per share to settle a $40,000 debt incurred on behalf of the Company by an officer of the Company and 84,000 common shares at a price of $0.33 per share to settle a $27,720 court action.

The Company entered into a lease purchase agreement dated June 6, 2002 with Mr. Donald B. Potts ("Potts") to acquire the right to explore, develop and mine a property located in Mineral County, Nevada, USA (the "Property").  The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property. Upon commencing production of valuable minerals from the Property, the Company will pay Potts a royalty on production equal to 4% of net smelter returns.

Future royalty payments are payable (in US$) as follows:

Payments per agreement	Year 1	Year 2	Year 3	Year 4	Year 5
November 2007 – October 2008	$54,000
November 2008 – October 2009		$54,000
November 2009 – October 2010			$54,000
November 2010 – October 2011				$54,000
November 2011 – October 2012					$54,000
TOTAL PER YEAR	US$54,000	US$54,000	US$54,000	US$54,000	US$54,000

As at September 11, 2008, the Company has paid all royalty payments and funding is available to satisfy the next fiscal years lease agreement. Royalty payments on actual productions will equal 4% of net smelter returns (“NSR”).

2008 Third Quarter Report                Page 14

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2008

1.6           Liquidity and Capital Resources (continued)

The Company entered into a lease purchase agreement dated July 1, 2005 with Mrs. M. Lanctot and Mr. A. Lanctot ("Lanctots") to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada (“Crystal Springs Property”).   The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement and an annual sum of $4,000 for a total of $38,000. The Company has an option to purchase the Crystal Springs Property upon commercial development. Upon commencing mining operations of the Property, the Company will pay Lanctots on production equal to 5% of net profits and $4,000 per annum

Future royalty payments are payable (in CDN$) as follows:

Payments per agreement	Year 1	Year 2	Year 3	Year 4	Year 5
November 2007 – October 2008	$4,000
November 2008 – October 2009		$4,000
November 2009 – October 2010			$4,000
November 2010 – October 2011				$4,000
November 2011 – October 2012					$4,000
TOTAL PER YEAR	CDN$4,000	CDN$4,000	CDN$4,000	CDN$4,000	CDN$4,000

As at September 11, 2008, the Company has paid all royalty payments and funding is available to satisfy the next fiscal years lease agreement. Royalty payments on actual productions will equal 4% of net smelter returns (“NSR”).

During the 2007 year, the Company expenditures for Lapon Canyon were $92,490and $45,682 in 2006, compared to the fiscal year October 31, 2005 with expenditures totaling $108,328 additional incurred expenditures for Crystal Springs – Saskatchewan, Triton – Ontario and Gladiator - Arizona in 2007 totaled $14,801. Total expenditures for all resource properties for the 2007 year were $107,291.  The expenditures included costs for legal, consulting, lease payments, property taxes and travel. The Company will continue to incur research and development costs that are required in order to maintain resource properties in good standing.

The Company has no other commitments or arrangements for additional financing at this time and there is no assurance that the Company will be able to obtain any additional financing on terms acceptable to the Company. The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity materially decreasing beyond the current projected expenditures. The Company has historically satisfied its capital needs primarily by issuing equity securities. Management believes it will be able to raise equity capital as required in both the short and long term but recognizes the uncertainty attached thereto. The Company will continue to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

1.8           Off-Balance Sheet Arrangements

As at July 31, 2008, the Company has no off-balance sheet arrangements.

1.9           Transactions with Related Parties

Services provided by directors or parties related to directors:

	July 31,	October 31,	October 31,	October 31,
	2008	2007	2006	2005
Consulting	$82,901	$28,500	$2,000	$54,772
Rent	$9,000	$12,000	$12,000	$12,000

2008 Third Quarter Report                Page 15

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2008

1.9           Transactions with Related Parties (continued)

•	Accounts receivable includes $665 (2006 and 2005 - $665) due from a director.
•	Accounts payable includes $6,222 (2006 - $0 and 2005 - $10,713) due to an individual related to the president of the Company.
•	Accounts payable includes $87,833 (2006 - $0 and 2005 - $16,162) due to officers.
•	During 2007 fiscal year, a shareholder advanced $42,889 (2006 $233,838) to the Company. In 2007, $100,000 (2006 - $250,000) was applied to exercise of 1,000,000 (2006 - 1,250,000) warrants.
•
In 2007 fiscal year, of the $4,500 (2006 - $2,000) in consulting fees, $3,500 were paid to an officer of the Company and are included in consulting fees. Consulting of fees in the amount of $25,000 (2006 - $0) were paid to an officer and included in resource properties. During the nine-month period consulting fees of $ 82,901 were paid to officers of the Company, $26,451 are included in resource properties.

The fair values of the amounts due to related parties are not determinable, as they have no fixed terms of repayment. These transactions are in normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to be related parties.

1.10           Fourth Quarter

Not applicable.

1.11           Proposed Transactions

There are no proposed transactions that will materially affect the performance of the Company.

1.12           Critical Accounting Estimates

The Company prepares its consolidated financials statements in accordance with accounting principles generally accepted in Canada.  The most significant accounting estimate is the policy of capitalizing exploration expenditures on its active properties.  The Company reviews its portfolio of properties on an annual basis to determine whether a write-down of the capitalized cost of any property is required under Canadian generally accepted accounting principles. The Company had written down in previous years the Guanacaste, Costa Rica and Pan-Oro, Panama properties to $1.

1.13           Changes in Accounting Policies

Effective November 1, 2003, the Company adopted the amended recommendations of the CICA Handbook Section 3870, for stock-based compensation and other stock-based payments. The Company accounts for stock options granted to directors, employees and consultants using the fair value method. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes options pricing model and charged to earnings over the vesting period with the corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock. Options granted to non-employees were accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model. As a result of this change in accounting policy, Company has recognized $33,712 for stock-based compensation arising from prior years as the effect of a change in the accounting policy and charged this amount to opening deficit in the prior year.

2008 Third Quarter Report                Page 16

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2008

1.14           Financial Instruments

Effective November 1, 2006, the Company adopted a new standard, the CICA Handbook Section 3855, “Financial Instruments – recognition   and Measurement”. Under the new standard, all financial instruments are classified as one of the following: held-to-maturity, loans, and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivable, and financial liabilities other than those held-for-trading, are measure at amortized cost. Available-for-sale instruments are measure at fair value with unrealized gains and losses recognized in other comprehensive income. This also permits designation of financial instrument as held-for-trade upon initial recognition.

Also adopted by the Company effective November 1, 2006, was CICA handbook Section 1530, “Comprehensive Income”. As a result of adopting these standards, a new category, Accumulated Other Comprehensive Income, is added to shareholder’s equity on the consolidated balance sheets. Major components fro this category include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in fair value of the effective portion of cash flow hedging amounts.

The adoption of the provisions of these new standards has no effect on the Company’s consolidated financial statements.

1.15           Other MD&A Requirements

Capital Stock

The Company’s authorized share capital and issued is as follows:

Authorized -  50,000,000 Common stock without par value

	Number
Issued	of Shares	Amount
Balance, October 31, 2005	13,572,154	$7,287,373
Issue of common stock for settlement of debt	284,000	67,720
Issue of common stock for cash	1,250,000	250,000
Balance, October 31, 2006	15,106,154	7,605,093
Issue of common stock for settlement of debt	370,960	167,904
Issue of common stock for cash	1,329,040	37,096
Share subscriptions	825,000	165,000
Balance, October 31, 2007	17,631,154	7,975,093
Issue of common stock for cash	870,573	80,900
Balance, July 31, 2008	18,501,727	$8,055,993

2008 Third Quarter Report                Page 17

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2008

1.15           Other MD&A Requirements (continued)

Share Capital (continued)

The Company’s net income (loss) per share is as follows:

	2008	2007	2006
	07/31/08	10/31/07	10/31/06
Basic Income (Loss) per Share	$(0.01)	$(0.02)	$(0.01)
- Dilutive effect of stock options	0	0	0
- Dilutive effect of warrants	0	0	0
Diluted Earnings (Loss) per Share	$(0.01)	$(0.02)	$(0.01)
Weighted average number of shares Outstanding	18,031,554	15,992,182	14,616,609
- Dilutive effect of stock options	0	0	0
- Dilutive effect of warrants	0	0	0
Adjusted weighted average
Number of shares Outstanding	18,031,554	15,992,182	14,616,609

Common share equivalents consisting of stock options and warrants are not considered in the computation for 2008, 2007, and 2006 because their effects would be considered anti-dilitive. Weighted average number of shares does not include the 60,000 shares to be redeemed in accordance with the court judgment note per the Company’s financial statements.

During the fiscal year ended October 31, 2007, the Company raised an aggregate of $370,000 on a negotiated a non-brokered private placement of 2,525,000 units at a prices of $0.20 per unit, $0.15 per unit and $0.10 per unit. Each unit consists of one common share and one share warrant to purchase one additional common share. 1,000,000 share warrants are exercisable at 0.15 per warrant and 1,525,000 at exercisable at $.30 per share. The warrants are exercisable for a period of 24 months from the closing date. The Company issued the units on November 28, 2007, July 11, 2007 and February 28, 2007.

During the fiscal year ended October 31, 2007, the Company issued stock options on July 5, 2007 in the amount of 1,300,000 exercisable at $0.25 per share for period of 2 years.

Stock Options

The following table summarizes the Company's stock option activity for the period ended July 31, 2008 and years ended October 31, 2007:

			Weighted
	Number	Exercise	Average
	Of	Price	Exercise
	Shares	Per Share	Price
Balance, outstanding and exercisable October 31, 2007	1,300,000	$0.25	$0.25
Granted – February 18, 2008	250,000	$0.25	$0.25
Balance, outstanding and exercisable July 31, 2008 October 31, 2007	1,550,000	$0.25	$0.25

On July 5, 2007 the Company granted stock options to a directors and a consultant of the Company in the amount of 1,300,000 at exercisable price of $0.25 with an expiry date of July 4, 2009.Subsequent to October 31, 2007, on February 18, 2008 the Company granted additional stock options to a director of the Company in the amount of 250,000 at exercisable price of $0.25 with an expiry date of February 17, 2013.

2008 Third Quarter Report                Page 18

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2008

1.15           Other MD&A Requirements (continued)

Internal Disclosure Controls and Procedures

The Company has evaluated the effectiveness of our disclosure controls and procedures and has concluded that they are sufficiently effective to provide assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

Forward Looking Statements

Except for statements of historical fact, certain information contained within constitutes forward-looking statements.   Forward looking statements are usually identified by use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates”, or “intends” or by discussions of strategy or intentions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different for any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the markets for the Company’s products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company.  If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated, or projected.  Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur.  Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR www.sedar.com and www.sec.gov/edgar.shtml.

1.16           Subsequent Events

On September 8, 2008, the Company completed a non-brokered private placement of 552,846 units at a purchase price of $0.10 per unit for proceeds of $55,285. Each unit is comprised of one common share and one share purchase warrant exercisable for 24 months from closing. Each warrant entitles the holder to purchase one additional common share at a price of $0.20 per share for a period of two years from the date of issue. The Company issued the units on February 12, 2008. The Company has negotiated and closed on September 8, 2008 non-brokered debt for shares agreements in total of 706,142 common shares at a price of 10 cents per share for a gross of $ 70,614.14.  Three of the agreements are with members of the Board of Directors.

2008 Third Quarter Report                Page 19

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTH PERIOD ENDED JULY 31, 2008

1.17           Other Information

Stock Exchange:	NASD Bulletin Board

Symbol:	WVNTF:BB

Management Team:
Stewart Jackson:
President–Chief Executive Officer

Gary Van Norman:
Vice President–Chief Financial Officer

John Curry:
Secretary–Vice President of Sales

Auditors:	Smythe Ratcliffe LLP, Chartered Accountants
7th Floor, Marine Building
355 Burrard Street
Vancouver, British Columbia, Canada
V6C 2G8

Transfer Agent:	Computershare Trust Company
510 Burrard Street 3rd Floor
Vancouver, British Columbia, Canada
V6C 3B9

Corporate Office:	1600 – 609 Granville Street
P.O. Box 10068 Pacific Centre
Vancouver, British Columbia, Canada
V7Y 1C3

2008 Third Quarter Report                Page 20